Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €, except per share data)	2021	2022	2021	2022

Net system sales	3,463.2	4,747.9	13,652.8	15,430.3
Net service and field option sales	1,522.4	1,682.3	4,958.2	5,743.1
Total net sales	4,985.6	6,430.2	18,611.0	21,173.4

Total cost of sales	(2,285.0)	(3,119.3)	(8,802.0)	(10,473.3)
Gross profit	2,700.6	3,310.9	9,809.0	10,700.1

Research and development costs	(680.6)	(906.3)	(2,547.0)	(3,253.5)
Selling, general and administrative costs	(202.5)	(280.4)	(725.6)	(945.9)
Other income [1]	213.7	—	213.7	—
Income from operations	2,031.2	2,124.2	6,750.1	6,500.7

Interest and other, net	(12.2)	(3.1)	(44.6)	(44.6)
Income before income taxes	2,019.0	2,121.1	6,705.5	6,456.1

Income tax expense	(316.0)	(357.3)	(1,021.4)	(969.9)
Income after income taxes	1,703.0	1,763.8	5,684.1	5,486.2

Profit related to equity method investments	70.4	52.7	199.1	138.0
Net income	1,773.4	1,816.5	5,883.2	5,624.2

Basic net income per ordinary share	4.39	4.60	14.36	14.14
Diluted net income per ordinary share	4.38	4.60	14.34	14.13

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	404.3	394.9	409.8	397.7
Diluted	405.0	395.2	410.4	398.1

ASML - Ratios and Other Data

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €, except otherwise indicated)	2021	2022	2021	2022

Gross profit as a percentage of net sales	54.2%	51.5%	52.7%	50.5%
Income from operations as a percentage of net sales	40.7%	33.0%	36.3%	30.7%
Net income as a percentage of net sales	35.6%	28.2%	31.6%	26.6%
Income taxes as a percentage of income before income taxes	15.7%	16.8%	15.2%	15.0%
Shareholders’ equity as a percentage of total assets	33.5%	24.3%	33.5%	24.3%
Sales of lithography systems (in units) [2]	82	106	309	345
Value of booked systems (EUR millions) [3]	7,050	6,316	26,240	30,674
Net bookings lithography systems (in units) [2,3]	191	101	656	553
Number of payroll employees in FTEs	29,861	36,112	29,861	36,112
Number of temporary employees in FTEs	2,155	2,974	2,155	2,974

1. Other income includes the gain on sale of Berliner Glas subsidiaries
2. Lithography systems do not include metrology and inspection systems
3. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Dec 31,
(unaudited, in millions €)	2021	2022

ASSETS
Cash and cash equivalents	6,951.8	7,268.3
Short-term investments	638.5	107.7
Accounts receivable, net	3,028.0	5,323.8
Finance receivables, net	1,185.6	1,356.7
Current tax assets	42.0	33.4
Contract assets	164.6	131.9
Inventories, net	5,179.2	7,199.7
Other assets	1,000.5	1,643.4
Total current assets	18,190.2	23,064.9

Finance receivables, net	383.0	—
Deferred tax assets	1,098.7	1,672.8
Loan receivable	124.4	364.4
Other assets	887.0	739.8
Equity method investments	892.5	923.6
Goodwill	4,555.6	4,555.6
Other intangible assets, net	952.1	842.4
Property, plant and equipment, net	2,982.7	3,944.2
Right-of-use assets	164.8	192.7
Total non-current assets	12,040.8	13,235.5

Total assets	30,231.0	36,300.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	12,298.0	17,983.6
Total current liabilities	12,298.0	17,983.6

Long-term debt	4,075.0	3,514.2
Deferred and other tax liabilities	240.6	267.0
Contract liabilities	3,225.7	5,269.9
Accrued and other liabilities	251.1	454.9
Total non-current liabilities	7,792.4	9,506.0

Total liabilities	20,090.4	27,489.6

Total shareholders’ equity	10,140.6	8,810.8
Total liabilities and shareholders’ equity	30,231.0	36,300.4

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €)	2021	2022	2021	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,773.4	1,816.5	5,883.2	5,624.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	124.2	183.2	471.0	583.6
Impairment and loss (gain) on disposal	17.5	13.7	(15.9)	39.3
Share-based compensation expense	33.5	21.0	117.5	68.9
Gain on sale of subsidiaries	(213.7)	—	(213.7)	—
Inventory reserves	49.4	71.3	180.7	278.5
Deferred tax expense (benefit)	(106.2)	(89.0)	(419.6)	(564.2)
Equity method investments	91.4	120.8	(49.8)	15.3
Changes in assets and liabilities	4,647.5	3,213.0	4,892.4	2,441.2
Net cash provided by (used in) operating activities	6,417.0	5,350.5	10,845.8	8,486.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(273.2)	(453.6)	(900.7)	(1,281.8)
Purchase of intangible assets	(17.5)	(12.3)	(39.6)	(37.5)
Purchase of short-term investments	(504.2)	(4.2)	(1,162.7)	(334.3)
Maturity of short-term investments	2.7	106.1	1,826.4	864.7
Loans issued and other investments	—	—	(124.4)	(240.0)
Proceeds from sale of subsidiaries (net of cash disposed)	316.1	—	329.0	—
Net cash provided by (used in) investing activities	(476.1)	(364.0)	(72.0)	(1,028.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(729.2)	(541.1)	(1,368.3)	(2,559.8)
Purchase of treasury shares	(2,607.2)	(335.0)	(8,560.3)	(4,639.7)
Net proceeds from issuance of shares	12.0	18.9	48.9	81.8
Net proceeds from issuance of notes, net of issuance costs	—	—	—	495.6
Repayment of debt and finance lease obligations	(2.6)	(0.8)	(12.0)	(516.2)
Net cash provided by (used in) financing activities	(3,327.0)	(858.0)	(9,891.7)	(7,138.3)

Net cash flows	2,613.9	4,128.5	882.1	319.6

Effect of changes in exchange rates on cash	19.2	(13.0)	20.3	(3.1)
Net increase (decrease) in cash and cash equivalents	2,633.1	4,115.5	902.4	316.5

Cash and cash equivalents at beginning of the period	4,318.7	3,152.8	6,049.4	6,951.8
Cash and cash equivalents at end of the period	6,951.8	7,268.3	6,951.8	7,268.3

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
(unaudited, in millions €, except per share data)	2021	2022	2022	2022	2022

Net system sales	3,463.2	2,287.2	4,140.5	4,254.7	4,747.9
Net service and field option sales	1,522.4	1,247.2	1,290.0	1,523.6	1,682.3
Total net sales	4,985.6	3,534.4	5,430.5	5,778.3	6,430.2

Total cost of sales	(2,285.0)	(1,803.4)	(2,766.0)	(2,784.6)	(3,119.3)
Gross profit	2,700.6	1,731.0	2,664.5	2,993.7	3,310.9

Research and development costs	(680.6)	(738.7)	(789.1)	(819.4)	(906.3)
Selling, general and administrative costs	(202.5)	(207.7)	(222.0)	(235.8)	(280.4)
Other income [1]	213.7	—	—	—	—
Income from operations	2,031.2	784.6	1,653.4	1,938.5	2,124.2

Interest and other, net	(12.2)	(15.6)	(10.8)	(15.1)	(3.1)
Income before income taxes	2,019.0	769.0	1,642.6	1,923.4	2,121.1

Benefit from (provision for) income taxes	(316.0)	(114.4)	(246.2)	(252.0)	(357.3)
Income after income taxes	1,703.0	654.6	1,396.4	1,671.4	1,763.8

Profit related to equity method investments	70.4	40.7	14.5	30.1	52.7
Net income	1,773.4	695.3	1,410.9	1,701.5	1,816.5

Basic net income per ordinary share	4.39	1.73	3.54	4.29	4.60
Diluted net income per ordinary share	4.38	1.73	3.54	4.29	4.60

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	404.3	401.1	398.3	396.2	394.9
Diluted	405.0	401.5	398.6	396.6	395.2

ASML - Quarterly Summary Ratios and other data

	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
(unaudited, in millions €, except otherwise indicated)	2021	2022	2022	2022	2022

Gross profit as a percentage of net sales	54.2%	49.0%	49.1%	51.8%	51.5%
Income from operations as a percentage of net sales	40.7%	22.2%	30.4%	33.5%	33.0%
Net income as a percentage of net sales	35.6%	19.7%	26.0%	29.4%	28.2%
Income taxes as a percentage of income before income taxes	15.7%	14.9%	15.0%	13.1%	16.8%
Shareholders’ equity as a percentage of total assets	33.5%	29.1%	24.0%	24.3%	24.3%
Sales of lithography systems (in units) [2]	82	62	91	86	106
Value of booked systems (EUR millions) [3]	7,050	6,977	8,461	8,920	6,316
Net bookings lithography systems (in units) [2,3]	191	163	139	150	101
Number of payroll employees in FTEs	29,861	30,861	32,627	34,720	36,112
Number of temporary employees in FTEs	2,155	2,329	2,689	2,875	2,974

1. Other income includes the gain on sale of Berliner Glas subsidiaries
2. Lithography systems do not include metrology and inspection systems
3. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
(unaudited, in millions €)	2021	2022	2022	2022	2022

ASSETS
Cash and cash equivalents	6,951.8	4,324.1	4,096.5	3,152.8	7,268.3
Short-term investments	638.5	398.5	305.4	210.0	107.7
Accounts receivable, net	3,028.0	3,494.6	5,376.7	5,840.2	5,323.8
Finance receivables, net	1,185.6	1,267.6	1,233.1	1,399.4	1,356.7
Current tax assets	42.0	811.0	658.0	305.6	33.4
Contract assets	164.6	371.3	270.4	276.9	131.9
Inventories, net	5,179.2	6,073.5	6,367.1	6,884.0	7,199.7
Other assets	1,000.5	1,468.2	1,528.1	1,657.5	1,643.4
Total current assets	18,190.2	18,208.8	19,835.3	19,726.4	23,064.9

Finance receivables, net	383.0	191.5	—	174.9	—
Deferred tax assets	1,098.7	1,141.9	1,240.8	1,599.6	1,672.8
Loan receivable	124.4	124.4	124.4	364.4	364.4
Other assets	887.0	809.8	752.9	745.2	739.8
Equity method investments	892.5	940.0	961.4	998.7	923.6
Goodwill	4,555.6	4,555.6	4,555.6	4,555.6	4,555.6
Other intangible assets, net	952.1	923.4	896.1	870.1	842.4
Property, plant and equipment, net	2,982.7	3,159.4	3,357.7	3,561.7	3,944.2
Right-of-use assets	164.8	177.1	188.4	206.9	192.7
Total non-current assets	12,040.8	12,023.0	12,077.3	13,077.1	13,235.5

Total assets	30,231.0	30,231.8	31,912.6	32,803.5	36,300.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	12,298.0	13,612.8	14,637.0	15,668.6	17,983.6
Total current liabilities	12,298.0	13,612.8	14,637.0	15,668.6	17,983.6

Long-term debt	4,075.0	3,951.7	4,385.3	3,503.1	3,514.2
Deferred and other tax liabilities	240.6	262.2	252.4	283.0	267.0
Contract liabilities	3,225.7	3,292.2	4,630.6	4,918.6	5,269.9
Accrued and other liabilities	251.1	302.5	358.7	475.1	454.9
Total non-current liabilities	7,792.4	7,808.6	9,627.0	9,179.8	9,506.0

Total liabilities	20,090.4	21,421.4	24,264.0	24,848.4	27,489.6

Total shareholders’ equity	10,140.6	8,810.4	7,648.6	7,955.1	8,810.8
Total liabilities and shareholders’ equity	30,231.0	30,231.8	31,912.6	32,803.5	36,300.4

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Dec 31,	Apr 3,	Jul 3,	Oct 2,	Dec 31,
(unaudited, in millions €)	2021	2022	2022	2022	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,773.4	695.3	1,410.9	1,701.5	1,816.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	124.2	131.0	131.5	137.9	183.2
Impairment and loss (gain) on disposal	17.5	12.1	0.3	13.2	13.7
Share-based compensation expense	33.5	11.5	13.9	22.5	21.0
Gain on sale of subsidiaries	(213.7)	—	—	—	—
Inventory reserves	49.4	50.2	75.2	81.8	71.3
Deferred tax expense (benefit)	(106.2)	(39.7)	(94.7)	(340.8)	(89.0)
Equity method investments	91.4	(47.5)	(21.2)	(36.8)	120.8
Changes in assets and liabilities	4,647.5	(1,399.0)	1,037.0	(409.8)	3,213.0
Net cash provided by (used in) operating activities	6,417.0	(586.1)	2,552.9	1,169.5	5,350.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(273.2)	(240.1)	(231.5)	(356.6)	(453.6)
Purchase of intangible assets	(17.5)	(11.5)	(6.0)	(7.7)	(12.3)
Purchase of short-term investments	(504.2)	(19.6)	(206.4)	(104.1)	(4.2)
Maturity of short-term investments	2.7	259.5	299.6	199.5	106.1
Loans issued and other investments	—	—	—	(240.0)	—
Proceeds from sale of subsidiaries (net of cash disposed)	316.1	—	—	—	—
Net cash provided by (used in) investing activities	(476.1)	(11.7)	(144.3)	(508.9)	(364.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(729.2)	—	(1,475.3)	(543.5)	(541.1)
Purchase of treasury shares	(2,607.2)	(2,038.2)	(1,178.5)	(1,087.9)	(335.0)
Net proceeds from issuance of shares	12.0	21.5	21.5	19.9	18.9
Net proceeds from issuance of notes, net of issuance costs	—	—	495.6	—	—
Repayment of debt and finance lease obligations	(2.6)	(13.5)	(500.7)	(1.2)	(0.8)
Net cash provided by (used in) financing activities	(3,327.0)	(2,030.2)	(2,637.4)	(1,612.7)	(858.0)

Net cash flows	2,613.9	(2,628.0)	(228.8)	(952.1)	4,128.5

Effect of changes in exchange rates on cash	19.2	0.3	1.2	8.4	(13.0)
Net increase (decrease) in cash and cash equivalents	2,633.1	(2,627.7)	(227.6)	(943.7)	4,115.5

Cash and cash equivalents at beginning of the period	4,318.7	6,951.8	4,324.1	4,096.5	3,152.8
Cash and cash equivalents at end of the period	6,951.8	4,324.1	4,096.5	3,152.8	7,268.3

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2021 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, statements with respect to demand and capacity, plans to increase capacity and capacity goals, outlook, backlog, bookings and orders, expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for Q1 and full year 2023, expected shipments in 2023 including expected shipments of EUV and DUV systems, expected growth in EUV, non-EUV and IBM sales in 2023, statements made at our 2022 Investor Day including revenue and gross margin opportunity for 2025 and 2030, statements with respect to fast shipments including estimates of amounts of deferred revenue not yet recognized and expected timing of recognition of such deferred revenue for fast shipments, including deferred revenue from fast shipments in 2022 expected to be recognized in 2023, expected customer demand trends including expected rebound in second half of the year, statements about the market and macroeconomic trends including global megatrends, long-term growth opportunity, statements with respect to the geopolitical situation and export control policy and restrictions, statements with respect to capital allocation policy including plans to return significant amounts of cash thought growing dividends and buybacks and statements with respect to the Q4 interim and final 2022 dividend and statements with respect to share buyback programs, aim to improve ESG sustainability KPIs and upgrade ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, trends in the semi-conductor industry, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market and in consumer confidence, inflation, rising interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the recently updated US export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve ESG KPIs and upgrade ESG strategy and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.